Filed by TPB Acquisition Corporation I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPB Acquisition Corporation I

Commission File No. 001-40732

Date: September 15, 2022

The following is a transcript of an excerpt of an interview with David Friedberg, Chief Executive Officer of TPB Acquisition Corporation I (“TPBAC”) conducted by Emily Chang. A link to the full interview is here: https://www.bloomberg.com/news/videos/2022-09-15/tpb-s-david-friedberg-on-lavoro-spac-deal-video.

Corporate Participants:

David Friedberg

Emily Chang (Bloomberg Technology):

A Brazilian agriculture company is planning to list in the U.S. via SPAC with the help of one of the most prominent climate tech entrepreneurs. Lavoro helps farmers boost production by offering a suite of key ingredients like seeds, fertilizer, and more. I want to get right to David Friedberg now, a longtime founder turned investor focused on climate technology, the CEO of The Production Board, which just merged with Lavoro as well as you might know him as a co-host of the All-In Podcast. David, so great to have you with us, big listener here. Talk to us about the thesis behind this SPAC deal. Why SPAC? Why now?

David Friedberg (TPBAC):

We set up this SPAC about a year ago specifically to do a strategic transaction, meaning we were seeking a business that operates at scale in a market that we know well – food, agriculture, biomanufacturing, life sciences – and where we believe technology that exists in our portfolio of businesses could be additive and accretive to their operations. And we know ag very well. Came across Lavoro which is the largest ag retailer in Brazil, leading ag inputs retailer in Latin America and this business really has an incredible opportunity to transform how farmers farm in this market. And Latin America is the largest ag export market globally, is the largest provider of calories around the world, and so this is a massive opportunity because farmers locally in that market don't utilize the best technology, they don't have the greatest productivity – which is yield per acre. And using ag retail we can actually access that farmer and really transition them to new technologies like biologics, software, and other tools that can massively improve their productivity and that results in more calories, more sustainability of food production. And it's so impactful because this region is so important globally right now.

Emily Chang (Bloomberg Technology):

So I’m curious about the decision to do a SPAC in general, when they’ve been under a lot of pressure. You know, they’ve almost disappeared in the last few weeks. Why do you choose that? Why did you choose that as the vehicle?

David Friedberg (TPBAC):

We set up a SPAC last summer and so we’ve been, you know, it’s the only off-balance sheet vehicle we have. The rest of our operations at The Production Board are all balance sheet driven capital and we build and invest in businesses off our balance sheet. And we did this specifically because there were public market investors that were interested in partnering with us. And we thought that this could be a really great mechanism to find a business that we could be useful to. And that’s exactly what we’re doing. So we’re actually investing $100 million dollars off our balance sheet into the transaction. And several of our businesses are going to be partnering with Lavoro in the future, we do hope, as a way to bring new technology to that important market. And so this is a really great strategic vehicle and the SPAC is really just a mechanism for doing that and for getting a meaningful ownership stake in a business that scale. I mean this business as we show in the presentation should do about $1.6 billion top line this year, and it’s doing about $172 million pro forma adjusted EBITDA this calendar year growing to $277 [million] next year. And so it’s a business of scale, it’s profitable. And I think that there’s a real way to drive further margin improvement and further revenue growth with some of the technologies we can bring to bear here.

Emily Chang (Bloomberg Technology):

Talk to us about deep tech investing which has been your thing for so long, how it’s different in a bull and bear market, you know, obviously these are companies that need funding, but it can be a harder sell when times are tough.

David Friedberg (TPBAC):

Yeah. So it’s exactly, I mean, what you’re saying is exactly right. I mean, deep tech investing typically invests on a milestone-based program. So you look at some technical breakthrough, you know, proving something works, and then you raise more capital and then you prove the next thing works. And eventually you have a product then eventually you can sell the product and make the product, and eventually you can scale into the market. And so that takes several years and capital needs to be unlocked in milestone-based increments. In a market like this where you can buy U.S. Treasuries and make 4% or, you know, buy a great stock that’s got a 5% dividend yield and it’s a growing business, it’s really hard to find capital into highly speculative, long range investment cycles. So the interest rate environment really challenges deep tech. And it really challenges and I think we’ve particularly seen it of late in the biotech market. I don’t know the latest statistics, but as of a few weeks or months ago, biotech, roughly 40% of public issues were trading below cash. And so I think it really speaks to the challenge that deep tech businesses face.

Now, what we're doing with Lavoro, as an example, and what I think happens often nowadays in biotech, and will continue to happen with other more deep tech investing cycles, is to partner with the large business. You partner with a business that has scale, reach, distribution, and cash flow, that can really benefit if your deep tech pursuit unlock some value in some opportunities for their customer base. And so I think that's what we'll see more of likely going forward. Less of the VCs making you know, big check investments early stage, hoping for something that you know to hit and you’ll likely to see much more strategic partnership happen to get these things across the finish line.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of TPBAC for their consideration. Lavoro Limited (“Lavoro”) intends to file a registration statement on Form F-4 (the “Registration Statement”) with the US Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to TPBAC’s shareholders in connection with TPBAC’s solicitation for proxies for the vote by TPBAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, TPBAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. TPBAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPBAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TPBAC, Lavoro and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

TPBAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from TPBAC’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of TPBAC and information regarding their interests in the business combination is set forth in TPBAC’s registration statement on Form S-1 (Registration No. 333-253325) originally filed with the SEC on February 19, 2021. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the growth of Lavoro’s business and its ability to realize expected results, including with respect to its Pro Forma Revenue, Pro Forma Adjusted EBITDA, Enterprise Value and Net Debt; the viability of Lavoro’s growth strategy, including with respect to its ability to grow market share in Brazil, Latin America and globally, grow revenue from existing customers, and consummate acquisitions; opportunities, trends and developments in the agricultural input industry, including with respect to future financial performance in the industry; the size of Lavoro’s total addressable market; the expected benefits of the business combination; any indications of interest in the proposed PIPE financing; the satisfaction of closing conditions to any business combination and any related financing, the amount of redemption requests made by TPBAC’s public stockholders and the completion of the business combination, including the anticipated structure and closing date of the Business Combination and the use of the cash proceeds therefrom; anticipated management and directors of the resulting issuer; any anticipated shareholder approvals; and the pro forma ownership of the resulting issuer. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lavoro’s and TPBAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPBAC

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPBAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPBAC; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Business Combination Agreement by the shareholders of TPBAC; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPBAC or the combined company related to the Business Combination Agreement or the proposed transaction; the ability to maintain the listing of TPBAC’s securities on a national securities exchange; the price of TPBAC’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPBAC plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPBAC’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPBAC for its initial public offering and the proxy statement/prospectus to be filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPBAC’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPBAC nor Lavoro presently know or that TPBAC nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPBAC’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPBAC and Lavoro anticipate that subsequent events and developments will cause TPBAC’s or Lavoro’s assessments to change. However, while TPBAC and the TPBAC may elect to update these forward-looking statements at some point in the future, TPBAC and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPBAC’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.